June 27, 2025	Alan A. Lanis, Jr. direct dial: 310.442.8828 jrlanis@bakerlaw.com

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

Attn: Tyler Howes and Chris Edwards

Re:	GT Biopharma, Inc. Registration Statement on Form S-1 Filed June 11, 2025

File No. 333-287963

Ladies and Gentlemen:

On behalf of GT Biopharma, Inc. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 20, 2025 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 11, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in italics, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to Form S-1 Registration Statement (the “Amended Registration Statement”).

Registration Statement on Form S-1

General

1.	We note that you are registering 13,255,960 shares of common stock issuable upon the conversion of the Greenshoe Rights and 52,903,846 shares of common stock issuable upon the exercise of warrants issuable upon exercise of the Greenshoe Right. Please revise to provide more fulsome disclosure of the Greenshoe Rights, including a description of these securities, and your reasons for issuing this type of security. Please also tell us how you are eligible to register the unissued common stock underlying the Greenshoe Rights at this time. For guidance, refer to Compliance Disclosure Interpretations, Securities Act Sections, Question [139.06].

June 27, 2025

The Company has removed the 13,255,960 shares of common stock issuable upon the conversion of the Greenshoe Rights and 52,903,846 shares of common stock issuable upon the exercise of warrants issuable upon exercise of the Greenshoe Right from the shares to be registered under the Amended Registration Statement.

*          *          *

If Staff should have any questions or comments regarding this submission or response, please feel free to contact me at (310) 442-8828. Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Alan A. Lanis, Jr.
Alan A. Lanis, Jr.
Partner